April 25, 2008

Laura Nicholson

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:

Clifton Star Resources Inc.

File No. 0-53117

Dear Ms. Nicholson:

In regards to your letter dated April 2, 2008 in response to Clifton Star’s 20-F Registration Statement, I acknowledge on behalf of Clifton Star that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  Ian Beardmore

Ian Beardmore

Chief Financial Officer